UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Amendment No. 7

SUCAMPO PHARMACEUTICALS, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

864909106

(CUSIP Number)

DECEMBER 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

Check the following box if a fee is being paid with this statement.  ☐

CUSIP No.: 864909106

(1)	Name of reporting person DR. SACHIKO KUNO*
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship JAPAN
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 25,675,255(1)
(6) Shared voting power 0
(7) Sole dispositive power 25,675,255 (1)
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 25,675,255 (1)
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 57.9%
(12)	Type of reporting person IN

*	This statement is filed jointly on behalf of Dr. Sachiko Kuno and her husband, Dr. Ryuji Ueno, pursuant to Rule 13d-1(k)(1). Dr. Kuno disclaims membership in a group with Dr. Ueno.

[1]	Includes 21,460,802 shares of Class A Common Stock owned by S&R Technology Holdings, LLC, which is wholly owned by Dr. Kuno and her husband. Dr. Kuno disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein. Also includes 353,530 shares of Class A Common Stock owned by Dr. Kuno’s husband. Dr. Kuno disclaims beneficial ownership of these shares. Also includes 3,800,566 shares of Class A Common Stock owned by S&R Foundation, which Dr. Kuno serves on the Board of Directors of. Dr. Kuno disclaims beneficial ownership of these shares.

CUSIP No.: 864909106

(1)	Name of reporting person. DR. RYUJI UENO*
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship JAPAN
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 25,675,255 (2)
(6) Shared voting power 0
(7) Sole dispositive power 25,675,255 (2)
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 25,675,255 (2)
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 57.9%
(12)	Type of reporting person IN

*	This statement is filed jointly on behalf of Dr. Ryuji Ueno and his wife, Dr. Sachiko Kuno, pursuant to Rule 13d-1(k)(1). Dr. Ueno disclaims membership in a group with Dr. Kuno.

[2]	Includes 21,460,802 shares of Class A Common Stock owned by S&R Technology Holdings, Inc., which is wholly owned by Dr. Ueno and his wife. Dr. Ueno disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Also includes 60,357 shares of Class A Common Stock owned by Dr. Ueno’s wife. Dr. Ueno disclaims beneficial ownership of these shares. Also includes 3,800,566 shares of Class A Common Stock owned by S&R Foundation, which Dr. Ueno’s wife serves on the Board of Directors of. Dr. Ueno disclaims beneficial ownership of these shares.

Item 1(a).	Name of Issuer

SUCAMPO PHARMACEUTICALS, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices

4520 EAST-WEST HIGHWAY

SUITE 300

BETHESDA, MD 20814

Item 2(a).	Names of Persons Filing

DR. SACHIKO KUNO

DR. RYUJI UENO

Item 2(b).	Address of Principal Business Office or, if none, Residence

7501 WISCONSIN AVENUE

SUITE 600E

BETHESDA, MD 20814-6519

Item 2(c).	Citizenship

JAPAN

Item 2(d).	Title of Class of Securities

CLASS A COMMON STOCK

Item 2(e).	CUSIP No.

864909106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

NOT APPLICABLE

Item 4.	Ownership

(a)	Amount beneficially owned:

25,675,255 (3)

(b)	Percent of class:

57.9%

[3]	See footnotes 1 and 2 on the cover pages to this schedule.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

25,675,255 (3)

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

25,675,255 (3)

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group

NOT APPLICABLE

Item 10.	Certifications

NOT APPLICABLE

[3]	See footnotes 1 and 2 on the cover pages to this schedule.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree that the above statement containing the information required by Schedule 13G with respect to the securities described therein is filed on behalf of each of us.

Dated:	February 13, 2015	/s/ Sachiko Kuno
Dr. Sachiko Kuno

Dated:	February 13, 2015	/s/ Ryuji Ueno
Dr. Ryuji Ueno